02041592

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the report dated ***June 19, 2002***

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A Press Release issued by the Company on June19, 2002.

News Release

Sun Life Financial

SUN LIFE FINANCIAL ANNOUNCES OFFERING OF SUBORDINATED DEBENTURES AND SERIES B SLEECS

(Toronto, June 19, 2002) – Sun Life Financial Services of Canada Inc. announced today that Sun Life Assurance Company of Canada filed a final prospectus supplement for an offering in Canada of $800 million principal amount of subordinated debentures and Sun Life Capital Trust filed a final prospectus for an offering in Canada of $200 million of a second series of Sun Life ExchangEable Capital Securities ("Series B SLEECS").

The subordinated debentures and Series B SLEECS will provide Sun Life Financial with extremely attractive, low-cost capital. Both offerings are subject to regulatory approval and are expected to close on June 25, 2002.

Subordinated Debentures

The subordinated debentures will be issued by Sun Life Assurance Company of Canada and will have a coupon rate of 6.15 per cent per annum, payable semi-annually, for the first 10 years and thereafter at an annual rate of 1.54 per cent over 90-day bankers' acceptance rates for each quarterly interest period, payable quarterly, until maturity on June 30, 2022. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries. Subject to prior regulatory approval, Sun Life Assurance Company of Canada may redeem the subordinated debentures, in whole or in part, at any time during the first 10 years at a Canada yield price and thereafter, at par in whole only (and not in part), on any quarterly interest payment date. The debt will be subordinated to all senior indebtedness of Sun Life Assurance Company of Canada.

This offering of subordinated debentures is the first issue by Sun Life Assurance Company of Canada under a base shelf prospectus dated June 6, 2002 which provides for the issue of up to $2 billion of debt securities or preferred shares. The offering of subordinated debentures is being sold on a best efforts agency basis by a syndicate co-led by Merrill Lynch Canada Inc. and RBC Capital Markets.

Series B SLEECS

The Series B SLEECS will have a coupon rate of 7.093 per cent per annum, payable semi-annually. Sun Life Capital Trust will use the proceeds of this offering to purchase a 50-year debenture issued by Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada will in turn use the debenture proceeds for general corporate purposes, including investments in subsidiaries.

The lead underwriters for the Series B SLEECS offering are RBC Capital Markets and Merrill Lynch Canada Inc.

Complete details of the subordinated debentures and Series B SLEECS offerings are set out in the prospectus for each offering. The prospectuses are available on the SEDAR Web site for Sun Life Assurance Company of Canada and Sun Life Capital Trust respectively, at www.sedar.com.

The subordinated debentures and Series B SLEECS (and the preferred shares of Sun Life Assurance Company of Canada and the common shares of Sun Life Financial Services of Canada Inc. relating thereto) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002, the Sun Life Financial group of companies had total assets under management of CDN $357 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

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Media contacts:
John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact:
Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: June 19, 2002

By: ______________________________
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer